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                          September 2, 2022

       Verender Badial
       Chief Financial Officer
       JATT Acquisition Corp
       c/o Maples Corporate Services Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: JATT Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed on August 22,
2022
                                                            File No. 333-267005

       Dear Mr. Badial:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, filed on August 22, 2022

       Questions and Answers About the Business Combination and the Meeting What happens if a substantial number of public shareholders vote in favor of the business
       combination proposal and exercise..., page 10

   1. We note your revised disclosure in response to previous comment 4. Please expand the new "Additional
Dilution Sources" section to also show the number of shares and percentage ownership
for each of the JATT Public Shareholders, JATT Initial
                                                        Shareholders, PIPE
Investor, FPA Investors and Zura Holdco Shareholders under each of the three full-dilution
scenarios. Please also show the Total Shares at the Closing
                                                        and Total Equity Value
Post-Redemption.
 Verender Badial
FirstName LastNameVerender   Badial
JATT Acquisition Corp
Comapany 2,
September NameJATT
             2022     Acquisition Corp
September
Page 2    2, 2022 Page 2
FirstName LastName
The Parties to the Business Combination
Zura, page 23

2. We note your revised disclosure in response to previous comment 7 and re-issue the comment in part. Please expand on the statement that "Zura plans to start a randomized phase 2 study in AA by the end of the year 2023" by providing the current status of this study, including whether Zura has made an IND submission with the FDA. Additionally, we note your response to previous comment 8 that specific additional indications are yet to be determined. Please state this in the prospectus to balance the disclosure that you will look to start phase 2 trials in these additional indications in late 2023 and beyond.
Unaudited Pro Forma Condensed Combined Financial Information, page 161

3. We note your response to previous comment 18 and the revised disclosures on page 163.
         Please state how you determined the share price of the stock and stock options.
4. We note your response to previous comment 20. As previously requested, reconcile the difference between adjustment (i)'s balance of $139,597 and the $139,497 Class A ordinary shares subject to possible redemption on the balance sheet at June 30, 2022.
5.       We note your response to previous comment 22. Your disclosures on page
170
         indicate you excluded warrants from the computation of net loss per share because of their anti-dilutive effect. Please revise to also state the share amount of any dilutive outstanding warrants.
Our Focus: Inflammatory Diseases Involving IL7 and TSLP, page 182

6. We note the revised graphics included in response to previous comment 24 and re-issue the comment in part. We are still unable to read some of the text in the graphic included under the caption "Figure 1. IL7R and TSLP are linked to numerous immune diseases."
         Please include a legible copy of this image or remove it from the Registration Statement.
ZB-168 for the Treatment of Alopecia Areata
Epidemiology, page 198

7.       We note your response to previous comment 27. Please tell us whether you
         commissioned the report for use in connection with this Registration Statement. If so, please file the consent of the report's authors as an exhibit. Verender Badial
FirstName LastNameVerender   Badial
JATT Acquisition Corp
Comapany 2,
September NameJATT
             2022     Acquisition Corp
September
Page 3    2, 2022 Page 3
FirstName LastName
License Agreements
Pfizer License, page 203

8. We note your revised disclosure in response to previous comment 29. It appears you have removed the descriptions of the aggregate development milestone payments, aggregate sales milestone payments, royalty term, the length of the period during which you are subject to a potential transaction payment and the length of the period during which Pfizer will maintain certain intellectual property rights from this section. It also appears that the royalty rate was only included in the description of the Pfizer license agreement contained in the financial statements. Please include descriptions of these material terms in the section of the prospectus describing the Pfizer License Agreement rather than referring to the financial statements.
License Agreements
Lonza License, page 204

9. Please revise your description of the Lonza License Agreement to include a complete description of each parties' material rights and obligations, including:
             a description of the "number of factors" that will determine the consideration to be paid to Lonza other than whether the Company enters into manufacturing agreements with Lonza;
             the duration of the agreement;
             the amount of any upfront or execution payments received or paid; the aggregate amounts paid or received to date under the agreement, if any;
             the aggregate amounts of any future potential milestone payments to be paid or received;
             the royalty term; and
             the termination provisions.
Liquidity and Capital Resources
Capital Requirements, page 213

10. We re-issue previous comment 31. Please disclose the sources you intend to use to make milestone payments to Pfizer prior to the time at which you are able to generate sufficient revenue, if any, from commercial sales of any of your product candidates. If material, please discuss the risk that payment of these milestone payment may impact your ability to fund development of your product candidate.
Exhibits and Financial Statements Schedules, page II-1

11. We note your response to previous comment 1 and re-issue the comment in part. Please file the Forward Purchase Agreement as an exhibit to the Registration Statement.
 Verender Badial
JATT Acquisition Corp
September 2, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameVerender Badial
                                                           Division of
Corporation Finance
Comapany NameJATT Acquisition Corp
                                                           Office of Life
Sciences
September 2, 2022 Page 4
cc:       Giovanni Caruso, Esq.
FirstName LastName